For immediate release

Mittal Steel And ISG Shareholders Approve Merger To Create World’s
Largest Steel Producer — Transaction expected to complete shortly

Rotterdam, The Netherlands (April 12, 2005) – Mittal Steel Company N.V. (NYSE and Euronext Amsterdam: MT) is pleased to announce that its merger with International Steel Group (“ISG”) was approved by shareholders at an extraordinary general meeting held in Rotterdam today. Shareholders of ISG also approved the merger at a special meeting held in New York City.

About Mittal Steel

Mittal Steel Company is the world’s most global steel company. Formed from the combination of Ispat International N.V. and LNM Holdings N.V., the company has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves most of the major steel consuming sectors, including automotive, appliance, machinery and construction.

Mittal Steel’s strategy is to enhance long-term shareholder value both by continuously strengthening its position as a low-cost, high quality steel producer and by continuing to play an integral role in a globally diverse steel industry.

For 2004, Mittal Steel had revenues of US$22.2 billion and steel shipments of 42.1 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.

Mittal Steel intends to release first quarter 2005 financial results on 26th April 2005. The company will host a conference call with the financial community to discuss those results.

For additional information on Mittal Steel, please see www.mittalsteel.com

About ISG
International Steel Group Inc. is one of the largest steel producers in North America. It ships a variety of steel products from 13 major steel producing and finishing facilities in eight states, including hot-rolled, cold-rolled and coated sheets, tin mill products, carbon and alloy plates, rail products and semi-finished shapes to serve the automotive, construction, pipe and tube, appliance, container and machinery markets.

Additional Information and Where to Find It

Mittal Steel has filed with the Securities and Exchange Commission a registration statement on Form F-4 that includes a proxy statement of ISG and a prospectus of Mittal Steel and other relevant documents in connection with the merger involving Mittal Steel and ISG. In addition, Mittal Steel has published and made available to shareholders of Mittal Steel, and filed with Euronext Amsterdam N.V., a prospectus and shareholders circular. Investors and security holders are urged to carefully read the prospectus regarding the proposed merger because it contains important information and to exclusively base their investment decision on this prospectus. Investors and security holders of Mittal Steel and ISG are urged to read the proxy statement and prospectuses and other relevant materials because they contain important information about Mittal Steel and ISG and the merger. Investors and security holders may obtain a free copy of these materials and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. You may obtain documents filed with the SEC by Mittal Steel free of charge if you request them in writing from Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430.

For more information, please contact:
Media Relations
Ms. Nicola Davidson
General Manager, Communications
+44 20 7543 1172

Mr. Chuck Burgess
Ms. Gillian Angstadt
The Abernathy MacGregor Group
+1 212-371-5999